UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PDI, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

69329V100

(CUSIP Number)

Vinita K. Paul

Vice President, General Counsel and Chief Compliance Officer

Heartland Advisors, Inc.

789 N. Water Street

Milwaukee, Wisconsin 53202

(414) 347-7777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

_______________________________

April 28, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 533535100

1.	Name of Reporting Person Heartland Advisors, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) (b)
3.	SEC Use Only
4.	Source of Funds OO – Funds of investment advisory clients
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Wisconsin
Number of Shares Beneficially Owned by Each reporting Person with	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,671,184 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,878,728 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,878,728 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 18.8%
14.	Type of Reporting Person IA

CUSIP No. 533535100

1.	Name of Reporting Person William J. Nasgovitz
2.	Check the Appropriate Box if a Member of a Group (a) (b)
3.	SEC Use Only
4.	Source of Funds OO – Funds of investment advisory clients
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each reporting Person with	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,671,184 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,878,728 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,878,728 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 18.8%
14.	Type of Reporting Person IN, HC

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of PDI, Inc., a Delaware corporation (the “Company”).  The address of the principal executive office of the Company is at Morris Corporate Center 1, Building A, 300 Interpace Parkway, Parsippany, NJ 07054.

Item 2. Identity and Background

The persons filing this Schedule 13D are Heartland Advisors, Inc. and William J. Nasgovitz (collectively, the “Reporting Persons”).

Heartland Advisors, Inc. (“Heartland”) is an investment adviser registered with the SEC that provides investment advisory services to Heartland Group, Inc., a registered investment company, as well as private investment advisory clients (collectively, the “Client Accounts”).  As investment adviser to the Client Accounts, Heartland has the authority to invest the funds of the Client Accounts in securities (including shares of Common Stock of the Company) as well as the authority to purchase, vote and dispose of securities (including shares of Common Stock of the Company), and may thus be deemed the beneficial owner of the shares of the Company’s Common Stock held by Heartland on behalf of the Client Accounts.

Mr. William J. Nasgovitz is the Chairman and Chief Investment Officer as well as a director and control person of Heartland.  By virtue of his control of Heartland, Mr. Nasgovitz may be deemed to have a beneficial interest in the shares of the Company’s Common Stock held by Heartland on behalf of the Client Accounts.  Mr. Nasgovitz does not own any Common Stock for his own account and disclaims beneficial ownership of the shares of Common Stock reported herein.  Information regarding the executive officers and directors of Heartland is set forth on Annex 1 attached hereto and incorporated herein by reference.

Heartland is a Wisconsin corporation.  Mr. Nasgovitz is a U.S. citizen.  The principal business office address of Mr. Nasgovitz and Heartland is 789 North Water Street, Milwaukee, WI 53202.

None of the Reporting Persons have, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Heartland has beneficially owned shares of Common Stock on behalf of Client Accounts for a number of years.  As of May 7, 2015, Heartland had acquired an aggregate of 2,878,728 shares of the Company’s Common Stock.  All shares of Common Stock held by Heartland on behalf of the Client Accounts were purchased with funds provided by the Client Accounts.

Item 4. Purpose of Transaction

Heartland acquired the Common Stock for investment purposes.

Heartland has engaged, and may engage in the future, in communications with one or more officers of the Company and/or one or more members of the board of directors of the Company and/or one or more representatives of the Company regarding the Company, including but not limited to, its operations and ways in which the Company can improve corporate governance and maximize stockholder value. Heartland may discuss ideas that, if effected, may result in changes in the board of directors or management of the Company.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, the Reporting Person may, at any time and from time to time, acquire additional Common Stock or dispose of any or all of their Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Client Accounts and Heartland’s fiduciary duty to such clients.

Except as set forth above, neither of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 15,345,432 shares outstanding, which is the total number of shares of Common Stock outstanding as of February 23, 2015, as reported in the Company’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 5, 2015.

As the date hereof, as investment adviser to the Client Accounts, Heartland may be deemed the beneficial owner of 2,878,728 shares, or approximately 18.8%, of the Company’s Common Stock.  The clients of Heartland, a registered investment adviser, including a series of a registered investment company and other managed accounts, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares of the Company’s Common Stock held by Heartland included in this Schedule 13D.  The Heartland Value Fund, a series of Heartland Group, Inc., a registered investment company, owns greater than 5% of the Common Stock of the Company.  Any remaining shares of Common Stock disclosed in this filing as owned by Heartland and Mr. Nasgovitz are owned by various other Client Accounts managed by Heartland on a discretionary basis.  To the best of Heartland’s knowledge, as of May 7, 2015, none of the other Client Accounts owns more than 5% of the shares of the Company’s Common Stock outstanding.

Heartland, as investment adviser to the Client Accounts, may be deemed to have shared voting power with respect to 2,671,184 shares and shared dispositive power with respect to 2,878,728 shares of Common Stock.  Mr. Nasgovitz, as a control person of Heartland, may be deemed to have shared voting power with respect to 2,671,184 shares of the Company’s Common Stock and shared dispositive power with respect to 2,878,728 shares and may thus be deemed the indirect beneficial owner of the shares beneficially owned by Heartland.  Mr. Nasgovitz specifically disclaims beneficial ownership of such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Heartland is the investment adviser of the Client Accounts pursuant to separate investment management agreements that provide Heartland with the authority to (i) invest the funds of the Client Accounts in securities (including shares of Common Stock of the Company), (ii) hold, vote and dispose of securities (including shares of Common Stock of the Company), and (iii) file this statement.

Neither of the Reporting Persons, or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company.

Exhibit	Description
1	Joint Filing Agreement
2	Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2015

HEARTLAND ADVISORS, INC.

By:  /s/ Paul T. Beste

Name: Paul T. Beste

Title:   Director, Chief Operating Officer & Secretary

WILLIAM J. NASGOVITZ

By:  /s/ Vinita K. Paul

Name: Vinita K. Paul

Title:   Attorney in Fact for William J. Nasgovitz

(Pursuant to Power of Attorney Filed Herewith)

ANNEX 1

DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

HEARTLAND ADVISORS, INC.

The name and present principal occupation or employment of each director and executive officer of Heartland Advisors, Inc. are set forth below.  The business address of each person is 789 North Water Street, Milwaukee, WI 53202.  All of the persons listed below are U.S. citizens.  To the best of the Reporting Persons’ knowledge, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and no such person was a party to any civil or administrative proceeding.

Name	Principal Occupation
William J. Nasgovitz	Director and Chairman
William R. Nasgovitz	Director and Chief Executive Officer
Paul T. Beste	Director, Chief Operating Officer and Secretary
David Ribbens	Director and Executive Vice President
Bradford A. Evans	Director and Senior Vice President
David C. Fondrie	Senior Vice President
Kevin D. Clark	Senior Vice President
Michael T. Riggs	Senior Vice President
Vinita K. Paul	Vice President, General Counsel and Chief Compliance Officer
Nicole J. Best	Senior Vice President and Chief Financial Officer
Michael DiStefano	Vice President
Jeanne Kolimaga	Vice President
Jeffrey J. Kohl	Vice President
Matthew J. Miner	Vice President
Adam J. Peck	Vice President
Michael D. Kops	Vice President
Katherine M. Jaworski	Vice President
Kevin A. Joy	Vice President
Catherine M. Stephenson	Vice President
Robert C. Sharpe	Vice President
Colin McWey	Vice President
Andrew W. Ballard	Vice President

INDEX TO EXHIBITS

Exhibit	Description
1	Joint Filing Agreement
2	Power of Attorney

Exhibit 1

Exhibit 1 – Joint Filing Agreement

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to Common Stock (as defined) and to the attachment of this agreement to the Schedule 13D as Exhibit 1 thereto.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 7th day of May, 2015.

Dated:  May 7th, 2015                                                           Heartland Advisors, Inc.

By:     /s/ Vinita K. Paul

Vice President, General Counsel, and Chief

Compliance Officer

Dated:  May 7th, 2015                                                          William J. Nasgovitz

By:      /s/ Vinita K. Paul

Vinita K. Paul

As AttorneyinFact for William J. Nasgovitz

Exhibit 2

POWER OF ATTORNEY

For Executing Forms 3, 4 and 5 and Schedule 13G/13D

Know all by these present, that the undersigned, William J. Nasgovitz, constitutes and appoints each of Paul T. Beste and Vinita K. Paul, signing singly, his true and lawful attorney-in-fact to:

(1)  complete and execute for and on behalf of the undersigned Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Act”) and the rules thereunder, or any successor laws and regulations;

(2)  complete and execute for and on behalf of the undersigned filings on Schedule 13G and Schedule 13D in accordance with Section 13(d) of the Act, and the rules thereunder, or any successor laws and regulations;

(3)  do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Forms 3, 4 or 5 or Schedules 13D and 13G and the timely filing of such forms with the United States Securities and Exchange Commission and any other authority; and

(4)  take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to the Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or revocation, cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13(d) of the Act and the rules thereunder.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 or 5, or Schedule 13G/13D, unless earlier revoked by the undersigned in a writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 27th day of November, 2013.

/s/ Bill Nasgovitz

William J. Nasgovitz